

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

July 22, 2009

Via U.S. mail and facsimile

Mr. Randall J. Hylek
Chief Financial Officer
The L.S. Starrett Company
121 Crescent Street
Athol, Massachusetts 01331

      RE: Form 10-K for the fiscal year ended June 28, 2008
             Form 10-Q for the period ended March 28, 2009
             Definitive Proxy Statement filed September 17, 2008
                File No. 1-367

Dear Mr. Hylek:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings related to legal matters, please direct them to contact Errol Sanderson, at (202) 551-3746 or, in his absence, Brigitte Lippmann, Attorney, at (202) 551-3713.   Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding our review of the financial statements and related matters.

                             Sincerely,

                             Rufus Decker
                             Accounting Branch Chief